January 28, 2010

Mark Brunhofer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:	PharMerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-33380

Dear Mr. Brunhofer:

This letter is in response to the telephone discussion on January 27, 2010 with Sasha Parikh and you of the SEC (herein referred to as the “Commission”) and Berard Tomassetti and myself of PharMerica Corporation (herein referred to as “PharMerica” or the “Company”) regarding the Company’s letter filed with the Commission on January 26, 2010. This letter is to clarify our response dated January 26, 2010 and confirms our understanding of the aforementioned conversation.

The Commission does not object to the Company’s proposed treatment of the $27.9 million increase in the allowance for doubtful accounts initially recorded in 2007. The proposed treatment is as follows:

•

The Company will reclassify in its 2007 financial statements the $27.9 million from the line item entitled “Integration merger related costs and other charges” to a component of selling, general and administrative expenses. The Company will treat this as a reclassification and not a restatement.

•	The reclassification will be done on a prospective basis beginning with the Company’s filing of its Annual Report on Form 10-K as of and for the year ended December 31, 2009.

•	The Company will adjust the 2007 financial statements and will provide the disclosures as represented in its response dated January 26, 2010.

Should you have any questions please do not hesitate to contact me at 502-627-7475.

Sincerely,

/s/ Michael J. Culotta

Michael J. Culotta

Executive Vice President and

Chief Financial Officer